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50 Easy Ways You Could Make Extra Money This Month

By The Penny Hoarder Staff



If you needed extra money, like, yesterday, you've come to the right spot.

Our team has compiled a list of creative opportunities. Certainly, there's something here that fits your needs.

This is a long list, so don't get overwhelmed. Go ahead, you can start now, but be sure to bookmark this post so you can easily return later. We'll keep it updated as offers change or expire.

Without further delay, here are 50 money opportunities:

You Can Become a Real Estate Investor for as Little as $10

Take a look at some of the world's wealthiest people. What do they have in common? Many invest in large private real estate deals. And here's the thing: There's no reason you can't, too — for as little as $10.

[An investment called the Fundrise Flagship Fund](#) lets you get started in the world of real estate by giving you access to a low-cost, diversified portfolio of private real estate. The best part? You don't have to be the landlord. The Flagship Fund does all the heavy lifting.

With an initial investment as low as $10, your money will be invested in the Fund, which already owns more than $1 billion worth of real estate around the country, from apartment complexes to the thriving housing rental market to larger last-mile e-commerce logistics centers.

Want to invest more? Many investors choose to invest $1,000 or more. This is a Fund that can fit any type of investor's needs. Once invested, you can track your performance from your phone and watch as properties are acquired, improved, and operated. As properties generate cash flow, you could earn money through quarterly dividend payments. And over time, you could earn money off the potential appreciation of the properties.

So if you want to get started in the world of real-estate investing, it takes just a few minutes to **sign up and create an account with the Fundrise Flagship Fund**.

This is a paid advertisement. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus. Read them carefully before investing.

Already Earn 6 Figures? Here's How You Can Get Ahead of the 1%

By The Penny Hoarder Staff



Earning six figures is a big accomplishment, but let's be real — making good money doesn't automatically guarantee long-term wealth. The difference between staying comfortable and truly getting ahead comes down to what you do with that extra income.

The top 1% know how to make their money work harder, finding smart ways to grow their wealth without sacrificing their time. The good news? You don't need to be an expert to follow their lead. With the right moves, you can start turning your income into lasting financial security.

Ready to take your next step toward real wealth? Here's how to do it.

You Can Become a Real Estate Investor for as Little as $10

Take a look at some of the world's wealthiest people. What do they have in common? Many invest in large private real estate deals. And here's the thing: There's no reason you can't, too — for as little as $10.

[An investment called the Fundrise Flagship Fund](#) lets you get started in the world of real estate by giving you access to a low-cost, diversified portfolio of private real estate. The best part? You don't have to be the landlord. The Flagship Fund does all the heavy lifting.

With an initial investment as low as $10, your money will be invested in the Fund, which already owns more than $1 billion worth of real estate around the country, from apartment complexes to the thriving housing rental market to larger last-mile e-commerce logistics centers.

Want to invest more? Many investors choose to invest $1,000 or more. This is a Fund that can fit any type of investor's needs. Once invested, you can track your performance from your phone and watch as properties are acquired, improved, and operated. As properties generate cash flow, you could earn money through quarterly dividend payments. And over time, you could earn money off the potential appreciation of the properties.

So if you want to get started in the world of real-estate investing, it takes just a few minutes to **sign up and create an account with the Fundrise Flagship Fund**.

This is a paid advertisement. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus. Read them carefully before investing.

Building Wealth on Any Budget - 7 Money Strategies That Can Deliver

By The Penny Hoarder Staff



You don't need a six-figure income or a trust fund to start building wealth. The truth is, anyone can grow their finances with the right strategies, no matter the size of their budget. From innovative investment tools to high-yield savings options, there are smart ways to make your money work for you — without sacrificing your lifestyle.

Ready to take the first step toward financial growth? Here are proven money strategies that can deliver results, no matter your starting point.

You Can Become a Real Estate Investor for as Little as $10

Take a look at some of the world's wealthiest people. What do they have in common? Many invest in large private real estate deals. And here's the thing: There's no reason you can't, too — for as little as $10.

An investment called the Fundrise Flagship Fund lets you get started in the world of real estate by giving you access to a low-cost, diversified portfolio of private real estate. The best part? You don't have to be the landlord. The Flagship Fund does all the heavy lifting.

With an initial investment as low as $10, your money will be invested in the Fund, which already owns more than $1 billion worth of real estate around the country, from apartment complexes to the thriving housing rental market to larger last-mile e-commerce logistics centers.

Want to invest more? Many investors choose to invest $1,000 or more. This is a Fund that can fit any type of investor's needs. Once invested, you can track your performance from your phone and watch as properties are acquired, improved, and operated. As properties generate cash flow, you could earn money through quarterly dividend payments. And over time, you could earn money off the potential appreciation of the properties.

So if you want to get started in the world of real-estate investing, it takes just a few minutes to **sign up and create an account with the Fundrise Flagship Fund**.

Small Budget, Big Returns: 6 Smart Investments You Can Try

By The Penny Hoarder Staff



Think you need a fortune to start investing? Think again. Some of the smartest investment opportunities today are designed for everyday budgets, letting you grow your wealth without breaking the bank. Whether it's real estate, high-yield accounts, or innovative platforms, there are options that can deliver big returns — even with a small starting budget.

Ready to make your money work harder for you? Here are smart investments that could help you turn a little into a lot.

You Can Become a Real Estate Investor for as Little as $10

Take a look at some of the world's wealthiest people. What do they have in common? Many invest in large private real estate deals. And here's the thing: There's no reason you can't, too — for as little as $10.

An investment called the Fundrise Flagship Fund lets you get started in the world of real estate by giving you access to a low-cost, diversified portfolio of private real estate. The best part? You don't have to be the landlord. The Flagship Fund does all the heavy lifting.

With an initial investment as low as $10, your money will be invested in the Fund, which already owns more than $1 billion worth of real estate around the country, from apartment complexes to the thriving housing rental market to larger last-mile e-commerce logistics centers.

Want to invest more? Many investors choose to invest $1,000 or more. This is a Fund that can fit any type of investor's needs. Once invested, you can track your performance from your phone and watch as properties are acquired, improved, and operated. As properties generate cash flow, you could earn money through quarterly dividend payments. And over time, you could earn money off the potential appreciation of the properties.

So if you want to get started in the world of real-estate investing, it takes just a few minutes to **sign up and create an account with the Fundrise Flagship Fund**.

This is a paid advertisement. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus. Read them carefully before investing.

You Can Build Wealth the 1% Way - Here's How

By The Penny Hoarder Staff



What do the wealthiest people know that others don't? The answer isn't as complicated as you might think. From strategic real estate investments to high-yield accounts that actually pay you back, the 1% have mastered how to make their money work harder than they do.

The good news? You don't need millions to follow their lead. With a few smart moves, you can start building wealth like the pros — no exclusive club membership required. Here's how you can get started today:

You Can Become a Real Estate Investor for as Little as $10

Take a look at some of the world's wealthiest people. What do they have in common? Many invest in large private real estate deals. And here's the thing: There's no reason you can't, too — for as little as $10.

An investment called the Fundrise Flagship Fund lets you get started in the world of real estate by giving you access to a low-cost, diversified portfolio of private real estate. The best part? You don't have to be the landlord. The Flagship Fund does all the heavy lifting.

With an initial investment as low as $10, your money will be invested in the Fund, which already owns more than $1 billion worth of real estate around the country, from apartment complexes to the thriving housing rental market to larger last-mile e-commerce logistics centers.

Want to invest more? Many investors choose to invest $1,000 or more. This is a Fund that can fit any type of investor's needs. Once invested, you can track your performance from your phone and watch as properties are acquired, improved, and operated. As properties generate cash flow, you could earn money through quarterly dividend payments. And over time, you could earn money off the potential appreciation of the properties.

So if you want to get started in the world of real-estate investing, it takes just a few minutes to **sign up and create an account with the Fundrise Flagship Fund**.

This is a paid advertisement. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus. Read them carefully before investing.

Flagship Podcast Script

Boring

This episode is brought to you by the Fundrise Flagship Fund.

Full disclosure: Real estate investing is…*boring*.

Prediction markets are exciting. Memecoins are a thrill ride. Even the stock market can swing wildly on a headline (hello, DeepSeek).

But with real estate investing, there's no drama…or adrenaline…or excuses to refresh your portfolio every few minutes. Just *bland* and *boring* stuff like diversification and dividends.

So you won't be surprised to learn the Fundrise Flagship Real Estate Fund is a complete snooze-fest. The Fund holds $1.1 billion worth of institutional-caliber real estate, managed by a team of pros focused on steadily growing your net worth for decades to come.

See? *Boring*.

And that's the point. You can start investing in minutes and with as little as $10 by visiting Fundrise.com/Flagship.

Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. Find this information and more in the fund's prospectus at fundrise.com/Flagship. This is a paid ad.

Boring V2

This episode is brought to you by the Fundrise Flagship Fund.

Real estate investing is…*boring*.

Now prediction markets on the other hand…or even the stock market, which can swing wildly on a headline. Those will keep you on the edge of your seat.

But with real estate investing, there's no drama…or adrenaline…or excuses to refresh your portfolio every few minutes. Just *bland* and *boring* stuff like diversification and dividends.

So you won't be surprised to learn the Fundrise Flagship Real Estate Fund is a complete snooze-fest. The Fund holds $1.1 billion worth of institutional-caliber real estate, managed by a team of pros focused on steadily growing your net worth for decades to come.

See? *Boring*.

And that's the point. You can start investing in minutes and with as little as $10 by visiting Fundrise.com/Flagship.

Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. Find this information and more in the fund's prospectus at fundrise.com/Flagship. This is a paid ad.